UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)*

Under the Securities Exchange Act of 1934

JOE’S JEANS INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

47777N101
(CUSIP Number)

October 25, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 5 Pages

CUSIP No. 47777N101	Page2 of 5 Pages

1           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Joseph M. Dahan

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.    [_]
b.    [_]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[_]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		14,418,708
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 14,418,708
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

14,418,708

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[_]

13           Percent of Class Represented By Amount in Row (11)

24.39%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 47777N101	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.10 per  share (the “Shares”) of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 5901 South Eastern Avenue, Commerce, CA 90040.

Item 2.  Identity and Background.

This statement is filed on behalf of Joseph M. Dahan, a United States citizen (“Mr. Dahan”).  Mr. Dahan serves as the creative director of the Issuer.  The principal business address of Mr. Dahan is 5901 South Eastern Avenue, Commerce, CA 90040.

During the last five years, Mr. Dahan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 25, 2007 (the “Date of Event”), Mr. Dahan acquired 14,000,000 Shares pursuant to that certain Agreement and Plan of Merger, dated February 6, 2007, by and between the Issuer, Joe’s Jeans Subsidiary Inc. (“Joe’s Subsidiary”), JD Holdings, Inc. (“JD Holdings”) and Mr. Dahan, as amended (the “Merger Agreement”).

Item 4.  Purpose of Transaction.

On the Date of Event, pursuant to the Merger Agreement, Joe’s Subsidiary merged with and into JD Holdings, with Joe’s Subsidiary as the surviving entity and a wholly owned subsidiary of the Issuer (the “Merger”).  At the time, Mr. Dahan was the sole shareholder of JD Holdings.  In connection with the Merger, the Issuer issued 14,000,000 Shares and made a cash payment of $300,000 to Mr. Dahan in exchange for all of the outstanding shares of JD Holdings.

Upon the closing of the Merger, the Issuer also entered into an investor rights agreement with Mr. Dahan (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Issuer agreed to register for resale, on a periodic basis at the request of Mr. Dahan, the Shares eligible for resale issued in connection with the Merger. The Shares issued as Merger consideration become eligible for resale beginning on the six month anniversary of the closing date of the Merger at an initial rate of 1/6 of the shares issued and every six months thereafter at the same rate until all the shares are fully released on the third anniversary of the closing date. The Issuer agreed to bear all expenses associated with registering these shares for resale and has granted to Mr. Dahan certain piggyback rights with respect to future registration statements filed by the Issuer.

In addition, under the Investor Rights Agreement, the Issuer’s board of directors elected Mr. Dahan as member effective as of the Date of Event.

Mr. Dahan may make, or cause to be made, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed of, subject to the terms of the Investor Rights Agreement, any or all of the Shares held by him at any time. Mr. Dahan intends to evaluate on an ongoing basis the investment in the Issuer and his options with respect to such investment.

CUSIP No. 47777N101	Page 4 of 5 Pages

The information set forth in this Item 4 is qualified in its entirety by reference to the following documents:  (i) Agreement and Plan of Merger, dated February 6, 2007, by and between the Issuer, Joe’s Subsidiary, JD Holdings and Mr. Dahan, as amended, and (ii) Investor Rights Agreement, dated October 25, 2007, by and between the Issuer and Mr. Dahan.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)  As of the Date of Event, Mr. Dahan may be deemed to be the beneficial owner of 14,418,708 Shares.  This number consists of: (i) 14,218,708 Shares held by Mr. Dahan and (ii) 200,000 Shares issuable upon the exercise of employee stock options held by Mr. Dahan (the “Options”).  Assuming full exercise of the Options, Mr. Dahan may be deemed to be the beneficial owner of approximately 24.39% of the Issuer’s outstanding shares.  Mr. Dahan has sole power to vote and dispose of the 14,418,708 Shares.

(c)           Except as described in response to Item 4, there have been no transactions with respect to the Shares by Mr. Dahan during the 60-day period preceding the Date of Event.

(d)           Not applicable.

(e)           Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Items 4 above, to the best knowledge of Mr. Dahan there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Agreement and Plan of Merger, dated February 6, 2007, by and between the Issuer, Joe’s Subsidiary, JD Holdings and Mr. Dahan, as amended (incorporated by reference to the Issuer’s Schedule 14A filed September 5, 2007).

Exhibit B – Investor Rights Agreement, dated October 25, 2007, by and between the Issuer and Mr. Dahan (incorporated by reference to the Issuer’s Form 8-K filed October 31, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2007	JOSEPH M. DAHAN

/s/ Joesph M. Dahan